FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2004

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A.

(Exact name of registrant as specified in its charter)

Kingdom of Spain

(Jurisdiction of Incorporation)

Plaza de San Nicolás 4

48005 Bilbao Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

TABLE OF CONTENTS

Item
1.	BBVA Board of Directors: changes

“BBVA, S.A.”, in pursuance of the provisions of section 82 of the Spanish Securities Market Act (Ley de Mercado de Valores), proceeds by means of the present document to notify the following:

SIGNIFICANT EVENT

The Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A. in the meeting held today, March, 30th 2004, in Monterrey (Mexico), has accepted the resignation as board member of Jaume Tomás Sabaté because he has reached the retirement age pointed in the Regulations for the Board of Directors, and it is grateful for his task as member of BBVA Board, to whom he has contributed in a valuable way.

The Board of Directors has also agreed to appoint Juan Carlos Alvarez Mezquíriz as member of the Executive Committee, dismissing as member of the Audit Compliance Committee, in pursuance of the Regulations for the Board; José Antonio Fernández Rivero as member and President of Risk Committee; Carlos Loring Martínez de Irujo as member of Audit Compliance Committee and the Appointments and Remuneration Committee, and José Maldonado Ramos as member of Risk Committee.

Likewise, the Board of Directors has decided that, in pursuance of the provisions of the Regulations for the Board of Directors, José Antonio Fernández Rivero tenders his resignation as member of Boards of Directors in Iberdrola and Telefónica by December 31st 2004, according of the respective corporate interests.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: March, 30th 2004	By:	/s/ Javier MALAGON NAVAS
	Name:	Javier MALAGON NAVAS

	Title:	Authorized Representative of Banco Bilbao Vizcaya Argentaria, S.A.